UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Teradyne, Inc.

(Exact name of the registrant as specified in its charter)

MASSACHUSETTS	001-06462	04-2272148
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

600 Riverpark Drive, North Reading, MA	01864
(Address of principal executive offices)	(Zip code)

Charles Gray	978-370-1189

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Teradyne, Inc. (“Teradyne” or the “Company”) has determined that gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, tantalum, tin and tungsten (“Conflict Minerals”), are necessary to the functionality or production of products manufactured or contracted to be manufactured by Teradyne.

We conducted a reasonable country of origin inquiry regarding the Conflict Minerals in our products which was designed to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”) or are from recycled or scrap sources.

We conducted a supply-chain survey with direct suppliers using the Conflict Minerals Reporting Template from the Responsible Minerals Initiative (“RMI”). We asked suppliers to determine if Conflict Minerals were necessary to the functionality of their products provided to Teradyne and, if yes, to provide information regarding the smelters/refiners/mines for the Conflict Minerals included in those products. A number of our suppliers responded that their products included Conflict Minerals that originated in the Covered Countries.

Based on our reasonable country of origin inquiry, we know or have reason to believe that some of the Conflict Minerals in our products originated in the Covered Countries and are not from recycled or scrap sources.

As a result of our reasonable country of origin inquiry, we engaged in due diligence on the source and chain of custody of the Conflict Minerals in our products that originated or may have originated from the Covered Countries. We have filed a Conflict Minerals Report, describing our reasonable country of origin inquiry and due diligence efforts, as an exhibit to this specialized disclosure report. We have provided that report on the Corporate Social Responsibility page on our publicly available website at www.teradyne.com/about-teradyne/corporate-social-responsibility.

Item 1.02 - Exhibit

Teradyne attaches to this Form SD an Exhibit 1.01, which contains the Conflict Minerals Report required by Items 1.01 and 1.02.

Section 2 - Exhibits

Item 2.01 - Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Teradyne, Inc.

/s/ Charles J. Gray	May 26, 2021
By: Charles J. Gray	(Date)
Vice President and General Counsel

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